Exhibit 99.1

International Royalty Corporation

Consolidated Financial Statements

For the six months ended June 30, 2009 and 2008

(unaudited, expressed in thousands of U.S. dollars)

International Royalty Corporation

Consolidated Balance Sheets

(unaudited, expressed in thousands of U.S. dollars)

	June 30, 2009	December 31, 2008
Assets
Current assets
Cash and cash equivalents	$2,018	$3,444
Restricted cash	394	371
Royalties receivable, net of allowance of $42 (2008 - $0)	5,176	7,476
Prepaid expenses and other current assets	325	195
	7,913	11,486
Royalty interests in mineral properties (note 3)	352,107	355,093
Investments (note 4)	6,225	6,207
Furniture and equipment, net	123	145
Foreign currency contract (note 7)	834	-
Other long-term assets (note 5)	2,822	3,639
	$370,024	$376,570
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$2,164	$1,693
Other liabilities – current portion (note 10)	149	-
Revolving credit facility (note 6)	300	-
Income taxes	2,021	7,753
Future income taxes	8,450	4,226
	13,084	13,672
Revolving credit facility (note 6)	-	3,000
Senior secured debentures (note 7)	23,685	21,662
Foreign currency contract (note 7)	-	493
Future income taxes	37,845	40,463
Other liabilities (note 10)	3,903	-
	78,517	79,290
Shareholders’ Equity (note 9)
Common shares
Authorized - unlimited common shares without par value
Issued - 78,480,356 (2008 – 78,476,856) common shares	275,464	275,464
Contributed surplus	10,281	9,896
Retained earnings	5,747	11,920
Accumulated other comprehensive income	15	-
	291,507	297,280
	$370,024	$376,570
Subsequent Event (note 11)

See accompanying notes to the consolidated financial statements.

International Royalty Corporation

Consolidated Statements of Operations

(unaudited, expressed in thousands of U.S. dollars, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008

Royalty Revenues	$6,098	$8,610	$13,197	$18,893

Expenses
Amortization	3,285	2,547	7,595	6,006
Business development	323	535	609	887
General and administrative	1,414	1,733	2,794	3,485
Royalty taxes	942	1,597	2,145	3,517

	5,964	6,412	13,143	13,895

Earnings from operations	134	2,198	54	4,998

Other income (expense)
Foreign currency gain (loss)	(3,229)	(117)	(937)	963
Unrealized gain on fair market value of foreign currency contract (note 7)	1,879	-	1,327	-
Purchase transaction costs (note 10)	(6,708)	-	(6,708)	-
Interest expense (note 11)	(877)	(781)	(1,652)	(1,564)
Interest income	3	165	37	316

	(8,932)	(733)	(7,933)	(285)

Earnings (loss) before income taxes	(8,798)	1,465	(7,879)	4,713

Income tax expense (benefit)
Current income tax	(2,107)	(168)	(2,388)	(585)
Future income tax	1,217	706	(888)	1,960
	(890)	538	(3,276)	1,375

Net earnings (loss)	$(7,908)	$927	$(4,603)	$3,338

Basic and diluted earnings (loss) per share	$(0.10)	$0.01	$(0.06)	$0.04

Basic weighted average shares outstanding	78,480,356	78,480,356	78,480,356	78,480,356

Diluted weighted average shares outstanding	78,480,356	78,480,356	78,480,356	78,480,356

See accompanying notes to the consolidated financial statements.

International Royalty Corporation

Consolidated Statements of Retained Earnings

(unaudited, expressed in thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008

Retained earnings at beginning of period	$13,655	$12,765	$11,920	$11,531
Net earnings (loss) for the period	(7,908)	927	(4,603)	3,338
Dividends	-	-	(1,570)	(1,177)

Retained earnings at end of period	$5,747	$13,692	$5,747	$13,692

Consolidated Statements of Comprehensive Income (Loss)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008

Net earnings (loss) for the period, before comprehensive income	$(7,908)	$927	$(4,603)	$3,338
Unrealized gains (losses) on available for sale investments (note 4)	3	(227)	18	(669)
Future tax effect on unrealized gains	(1)	34	(3)	99

Comprehensive income (loss)	$(7,906)	$734	$(4,588)	$2,768

See accompanying notes to the consolidated financial statements.

International Royalty Corporation

Consolidated Statements of Cash Flows

(unaudited, expressed in thousands of U.S. dollars, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008

Cash flows provided by (used in) operating activities
Earnings (loss) for the period	$(7,908)	$927	$(4,603)	$3,338
Items not affecting cash
Depreciation and amortization	3,297	2,557	7,619	6,025
Amortization of deferred debenture costs	76	271	153	538
Accretion of debenture discount	228	-	454	-
Non-cash interest on liabilities	106	-	106	-
Future income tax expense (benefit)	1,217	706	(888)	1,960
Non-cash foreign currency (gain) loss	3,385	120	997	(1,132)
Non-cash foreign currency contract	(1,880)	-	(1,327)	-
Non-cash interest on liabilities (note 10)	5,641	-	5,641	-
Stock-based compensation expense	183	377	385	720
Changes in non-cash working capital
Decrease in royalties receivable	955	1,361	2,445	3,333
(Increase) decrease in prepaid expenses and other current assets	36	7	(107)	(240)
Decrease in other assets	-	123	-	78
Increase (decrease) in accounts payable and accrued liabilities	81	586	(497)	(411)
Decrease in income taxes payable	(2,496)	(7,502)	(2,777)	(8,278)

	2,921	(467)	7,601	5,931

Cash flows provided by (used in) investing activities
Acquisition of royalty interests in mineral properties	(72)	(41)	(5,022)	(635)
Refund of stamp duty paid on royalty interests	-	-	413	-
Cash acquired in acquisition (note 10)	199	-	199	-
Purchase of furniture and equipment	(1)	(23)	(2)	(23)
Restricted cash	-	(2)	-	(300)
Other assets	138	(638)	(345)	(874)

	264	(704)	(4,757)	(1,832)

Cash flows used in financing activities
Proceeds from exercise of stock options	-	-	-	13
Net payments on the revolving credit facility	(1,700)	-	(2,700)	-
Dividends paid	-	-	(1,570)	(1,177)

	(1,700)	-	(4,270)	(1,164)

Increase (decrease) in cash and cash equivalents	1,485	(1,171)	(1,426)	2,935

Cash and cash equivalents - beginning of period	533	16,848	3,444	12,742

Cash and cash equivalents - end of period	$2,018	$15,677	$2,018	$15,677

See accompanying notes to the consolidated financial statements.

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

June 30, 2009

1

Nature of business and basis of presentation

International Royalty Corporation (“IRC” or the “Company”) was incorporated under the laws of Yukon, Canada on May 7, 2003 and was continued under the Canada Business Corporations Act on November 12, 2004.  It was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information.  Accordingly, they do not include all of the information and notes to the consolidated financial statements required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2008.  In the opinion of management, all adjustments considered necessary for fair presentation have been included.

2

Significant accounting policies

The consolidated financial statements have been prepared using accounting policies generally accepted in Canada (“Canadian GAAP”) for interim reporting and include the accounts of its wholly-owned subsidiaries. The material subsidiaries include IRC (U.S.) Management Inc., Archean Resources Ltd. (“Archean”) and IRC Nevada Inc. In addition, the Company consolidates variable interest entities for which it is determined to be the primary beneficiary.  All significant inter-company transactions are eliminated on consolidation.

The accounting policies followed by the Company are set out in note 2 to the audited consolidated financial statements for the fiscal year ended December 31, 2008 and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following CICA standards effective for the Company’s first quarter commencing January 1, 2009, with the exception of the variable interest entities policy which was adopted during the quarter ended June 30, 2009:

Goodwill and Intangible Assets – This section was issued in February 2008 and replaced CICA 3062, “Goodwill and Intangible Assets,” and Section 3450, “Research and Development”.  This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The adoption of this standard had no effect on the consolidated financial statements.

Section 1582 – Business Combinations, Section 1601 - Consolidations and Section 1602 – Non-controlling Interests – These sections were issued in January 2009 and are harmonized with International Financial Reporting Standards. Section 1582 specifies a number of changes, including: an expanded definition of a business combination, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition-related costs as expenses.  Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity.  These new standards are effective for 2011.  Early adoption is permitted.

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

June 30, 2009

Variable interest entities

The Company accounts for variable interest entities (“VIE”) in accordance with CICA Accounting Guide 15, “Consolidation of Variable Interest Entities” (“AcG 15”).  AcG 15 prescribes the application of consolidation principles for entities that meet the definition of a VIE.  An enterprise holding other than a voting interest in a VIE, could, subject to certain conditions, be required to consolidate the VIE, if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both.

Reclassifications

Certain prior period amounts have been reclassified to conform with the current year financial statement presentation.

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

June 30, 2009

3

Royalty interests in mineral properties (net)

	Balance at	Acquisitions			Balance at
	December 31,	(Refund of			June 30,
(in thousands of US$)	2008	Stamp Duty)	Impairments	Amortization	2009
Production stage:

Voisey’s Bay	$196,964	$-	$-	$(6,987)	$189,977
Las Cruces	42,203	-	-	-	42,203
Avebury/Melba Flats	6,000	-	-	-	6,000
Johnson Camp	-	5,022	-	(28)	4,994
Gwalia	3,510	(143)	-	(90)	3,277
Skyline	2,038	-	-	(305)	1,733
Southern Cross	1,077	(103)	-	(95)	879
Williams Mine	810	-	-	(83)	727
Meekatharra	526	(57)	-	-	469
Other	58	-	-	(7)	51

	253,186	4,719	-	(7,595)	250,310
Development stage:

Pascua	56,513	-	-	-	56,513
Wolverine	19,819	-	-	-	19,819
South Laverton	912	-	-	-	912
Belahouro	817	-	-	-	817
Belcourt	527	-	-	-	527

	78,588	-	-	-	78,588

Exploration /
Feasibility stage:

Pinson	6,977	-	-	-	6,977
Bell Creek	4,029	-	-	-	4,029
Aviat One	2,211	-	-	-	2,211
High Lake	2,007	-	-	-	2,007
Horizon	1,530	-	-	-	1,530
Tarmoola	1,486	(60)	-	-	1,426
Gold Hill	670	-	-	-	670
Merlin Orbit	504	-	-	-	504
Other	3,905	(50)	-	-	3,855

	23,319	(110)	-	-	23,209

	$355,093	$4,609	$-	$(7,595)	$352,107

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

June 30, 2009

2009 Royalty Acquisitions

Johnson Camp Royalty Interests

On March 31, 2009, the Company acquired from Nord Resources Corporation a royalty on the producing Johnson Camp copper mine located in Cochise County, Arizona for cash consideration of $4.95 million, plus acquisition costs of $72,000.  The Johnson Camp royalty is a 2.50% NSR on the project.  Beginning after January 1, 2010, the royalty rate for any given year can be adjusted slightly upward if certain annual production targets are not met, and downward if excess production allows previous short-falls to be recovered.  However, the cumulative rate on copper production can never fall below the original 2.50% NSR on the project.  The royalty rate on any metals other than copper can be reduced to 1.25%, if cumulative copper production from the mine exceeds 250 million pounds within twelve years.

Refund of Stamp Duty

During 2006, the Company paid stamp duty to the government of Western Australia as part of the acquisition of its Western Australia royalty interests.  The original cost of the stamp duty was capitalized as part of the costs of the royalties.  The Company appealed the costs and in January 2009, received a refund of $413,000. The refund was recorded as a reduction of the original cost and was allocated among the royalty interests acquired.

Pending royalty acquisitions

Fawcett

On December 7, 2004, the Company signed a letter agreement with David Fawcett (superseded by a royalty purchase agreement dated February 22, 2005) to acquire 20.3% of a 1.0% royalty interest on four coal licenses in British Columbia for total consideration of CA$312,500 in cash and CA$937,500 in Common Shares valued at the offering price of the IPO of CA$4.30.  Pursuant to an agreement dated February 22, 2005, the cash and 218,023 Common Shares were placed in escrow pending receipt of executed royalty assignment agreements from the property owner, Western Canadian Coal Corp. (“Western”).  The value of the Common Shares has been included in other long-term assets as of March 31, 2009 and December 31, 2008 and will be transferred to royalty interests in mineral properties upon closing of the transaction.  Should the transaction not close, the cash will revert back to the Company and the shares will be cancelled.

On March 21, 2005, Western filed a petition with the Supreme Court of British Columbia to have the underlying royalty sharing agreement set aside.  On February 24, 2006, the Supreme Court of British Columbia upheld the underlying royalty sharing agreement between David Fawcett and Western.  On March 24, 2006, Western filed a notice to appeal the decision.  On October 23, 2006, Western announced that it was unilaterally discontinuing the appeal but would be taking the position that based on the circumstances in which the 1.0% royalty was entered into, that any payment on the 1.0% royalty over the sum of $500,000 would constitute the payment of interest in excess of 60% and would be illegal under Section 347 of the Criminal Code of Canada.  Accordingly, Western indicated that it would make no payments on the 1.0% royalty over and above $500,000. If correct, this would restrict the payments on that portion of the royalty to be assigned by Fawcett to the Company to $101,500. Fawcett has commenced proceedings challenging this position and is seeking a declaration that the 1.0% royalty is not subject to Section 347 of the Criminal Code.

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

June 30, 2009

On April 1, 2009, the Supreme Court of British Columbia announced its judgment in favour of David Fawcett, declaring that the 1.0% royalty is not subject to Section 347 of the Criminal Code.  On April 30, 2009, Western filed a Notice of Appeal with the British Columbia Court of Appeals regarding the Supreme Court’s decision. On July 31, 2009, Western submitted its formal factum and Fawcett et al now has 30 days to file its reply factum.  At that point, the appeal is ready to be heard and a hearing date will be set.

Impairments

During the three and six months ended June 30, 2009 and 2008, as a result of management’s assessment, the Company determined that there were no impairments of royalty interests in mineral properties.

4

Investments

Investments consisted of:

	June 30,	December 31,
	2009	2008
Preferred Rocks of Genoa Holding Company, LLC	$6,053	$6,053
Investment in New Horizon Uranium Corporation (“NHU”)	33	15
Other	139	139
	$6,225	$6,207

Preferred Rocks of Genoa Holding Company, LLC (“Genoa”)

The Company’s investment in Genoa has been classified as available-for-sale, and accordingly was initially recorded at its fair market value, which approximated cost.  There is no quoted market price in an active market for the investment in Genoa, and accordingly, this investment was measured at cost.

New Horizon Uranium Corporation

The investment in NHU has been classified as available-for-sale and accordingly was initially recorded at fair market value.  The Company recorded an unrealized gain on the investment of $15,000 (net of a future tax expense of $3,000) to comprehensive income during the six months ended June 30, 2009.  Future changes to the fair market value of the Company’s investment in NHU will be recorded as other comprehensive income, net of taxes, until the Company disposes of any of its investment, unless a decline is determined to be other than temporary.

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

June 30, 2009

5

Other long-term assets

Other assets consisted of:

	June 30,	December 31,
	2009	2008
Advances to CFT Capital Limited	$1,500	$1,944
Deferred amounts directly related to the acquisition of McWatters Mining, Inc.	-	832
Deferred amounts relating to pending royalty acquisitions (note 3)	918	854
Other	404	9
	$2,822	$3,639

Advances to CFT Capital Limited (“CFT”) represent gross amounts of $2.0 million loaned to CFT, an unrelated third party, for the acquisition of McWatters Mining, Inc. (“McWatters”) (Note 10).  As of April 9, 2009 (date of closing), these advances are repayable over five years with interest at 1.0%.  The Company has established the fair value of the advances of $1.5 million using the present value of the expected future cash flows with a discount rate of 12%.

The Company determined that deferred costs relating the McWatters transaction were direct and incremental in nature.  These costs were capitalized as part of the acquisition and written off as part of the purchase price allocation. These costs are included as costs related to the acquisition of McWatters (note 10).

6

Revolving Credit Facility

The Company entered into a credit agreement with The Bank of Nova Scotia establishing a revolving credit facility (the “Revolving Facility”) in favour of the Company in the amount of up to $40 million. The Revolving Facility is used to provide funds for general corporate purposes, including acquisitions of royalties on mining properties.  The Revolving Facility matures January 8, 2010.

The Revolving Facility is a two-year revolving loan which is available in multiple currencies through prime rate, base rate and LIBOR advances and through bankers’ acceptances, priced at the applicable rate plus an applicable margin that ranges from 1% to 2%. The rate on the outstanding borrowings as of June 30, 2009 was 5.50%.  The Company pays a standby fee of 1% per annum on the undrawn amount of the Revolving Facility.

The Revolving Facility is subject to customary terms and conditions for borrowers of this nature, including limits on incurring additional indebtedness, granting liens or selling assets without the consent of the lenders. The Company is also required to maintain certain financial ratios as well as a minimum tangible net worth. Pursuant to the Revolving Facility, the Company granted a second charge over substantially all of its current and future assets. Archean and IRC Nevada Inc. guaranteed the indebtedness of the Company under the Revolving Facility.  IRC Nevada Inc. provided a first charge over all of its assets pursuant to a general security agreement and Archean provided a second charge over all of its assets (except for its equity interest in Voisey’s Bay Holding Corporation which was not pledged) pursuant to a general security agreement.

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

June 30, 2009

7

Senior secured debentures

On February 22, 2005, the Company completed a Unit Offering for gross proceeds of CA$30 million. The Unit Offering consisted of CA$30 million of 5.5% Senior Secured Debentures (the “Debentures”) due February 22, 2011 and 1,395,360 Common Shares. The obligations of the Company under the Debentures are collateralized by a general security agreement over all of the assets of the Company relating to the Voisey’s Bay Royalty.

Interest on the Debentures is payable semi-annually, on February 28 and August 31, with the principal of CA$30 million due at maturity in 2011.  Interest on the Debentures paid by the Company during the six months ended June 30, 2009 and 2008 was $661,000 and $826,000, respectively.

The proceeds received from the Debentures were reduced by the fair value of the Common Shares issued of $4.9 million. Details of the balance are as follows:

	June 30, 2009		December 31, 2008
	CA	US	CA	US
Senior Secured Debentures payable	$30,000	$25,965	$30,000	$24,549
Unaccreted discount	(2,097)	(1,704)	(2,655)	(2,157)
Unaccreted financing charges	(709)	(576)	(898)	(730)
	$27,194	$23,685	$26,447	$21,662

The Company’s contractual obligation for future principal payments is one lump sum payment of CA$30,000,000 to be made on February 22, 2011. The obligation is denominated in CA$.  The Debentures as of June 30, 2009 were converted to US$ equivalents using an exchange rate of CA$1.00 to US$0.8655, the exchange rate as of June 30, 2009.  The Debentures as of December 31, 2008 were converted to US$ equivalents using an exchange rate of CA$1.00 to US$0.8183, the exchange rate as of December 31, 2008.

Foreign Currency Contract

On November 25, 2008, the Company entered into an agreement with a bank to fix the exchange rate to repay the principal balance of the Senior Secured Debentures at CA$1.00 to US$0.834725, based on the settlement date of February 22, 2011.  The fair value of the liability (asset) as of June 30, 2009 and December 31, 2008 was $(834,000) and $493,000, respectively.

The foreign currency contract liability is a derivative and thus, has been classified as “held-for-trading” and was recorded at fair value on the date of acquisition and then marked-to-market at the balance sheet date.  The change in fair value of the foreign currency contract liability has been recognized as an unrealized loss on fair market value of foreign currency contract on the consolidated statements of operations.

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

June 30, 2009

8

Income taxes

Income tax expense varied from the amount that would be computed by applying the combined federal and provincial income tax rate of 29.00% (29.5% in 2008) to earnings before income taxes as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
Earnings (loss) before income taxes	$(8,798)	$1,465	$(7,879)	$4,713
Expected income tax expense (benefit)	$(2,552)	$432	$(2,285)	$1,390
Tax effect of:
Stock-based compensation	53	111	112	212
Canadian functional currency
election	-	-	(2,024)	-
Non-deductible McWatters
transaction costs	1,399	-	1,399	-
Foreign currency	530	35	(135)	(284)
Other	(320)	(40)	(343)	57
Actual income tax expense (benefit)	$(890)	$538	$(3,276)	$1,375

Functional Currency Election

In March 2009, the Canadian government enacted new legislation which will allow qualifying taxpayers the ability to file their 2008 and subsequent Canadian tax returns using a functional currency which is other than the Canadian dollar.  As a result of the legislation becoming substantively enacted for financial reporting purposes in the six months ended June 30, 2009, foreign currency losses of approximately $1.8 million previously recognized in 2008 were reversed in March 2009 and have been recorded as a foreign currency gain on the consolidated statement of operations for the six months ended June 30, 2009.

Also, as a result of this new legislation, the Company translated its non-monetary assets to a U.S. value using the foreign currency exchange rate of CA$1.00 to US$1.012, the rate provided for by the new legislation. The use of this rate to lock in the U.S. dollar value of the assets created a permanent benefit in the tax basis of certain of the company’s assets.  This change in tax basis created a future tax benefit of $2.0 million, which has been reflected in the consolidated statement of operations for the three months ended June 30, 2009.

McWatters Acquisition of Tax Attributes

On April 9, 2009, the Company completed its acquisition of McWatters Mining, Inc. (“McWatters”) (Note 10).  McWatters has estimated accumulated non-capital losses carried forward for federal purposes totalling CA$92.9 million which are available to reduce future taxable income.

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

June 30, 2009

The non-capital losses expire as follows:

CA$

2009	$10,956,887
2010	14,464,307
2014	9,827,056
2015	54,758,112
2026	1,307,707
2027	1,118,019
2028	432,255

Balance at June 30, 2009	$92,864,343

McWatters has accumulated research and development expenses of CA$1.3 million and research and development federal tax credits to be carried forward of $490,000.  These tax credits will expire between 2019 and 2022.

McWatters has also accumulated capital losses of CA$455,000, Canadian exploration expenses of CA$5.0 million, Canadian development expenses of CA$18.0 million, limited partnership losses from its subsidiary of CA$24.5 million.  The limited partnership losses are available to reduce future taxable income within the parameters of the Federal and Quebec tax legislation, without limit of time.  In order to use the limited partnership losses, the partnership will have to generate taxable income.

Due to the complexity inherent in the interpretation of the Income Tax Act (Canada), it is possible that some or all of the McWatters non-capital losses may not be deductible for tax purposes and accordingly, the potential tax benefits of these elements have not been recognized in these consolidated financial statements.

9

Shareholders’ equity

Common Shares issued and outstanding were as follows:

(in thousands of US$)	Shares	Amount
Balance at December 31, 2008	78,480,356	$275,464
Activity for the quarter	-	-
Balance at June 30, 2009	78,480,356	$275,464

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

June 30, 2009

Activity in contributed surplus was as follows:
(in thousands of US$)	Amount
Balance at December 31, 2008	$9,896
Stock-based compensation expense	385
Balance at June 30, 2009	$10,281
Activity in accumulated other comprehensive income was as follows:
(in thousands of US$)	Amount
Balance at December 31, 2008	$-
Other comprehensive income, net of tax	15
Balance at June 30, 2009	$15

A summary of accumulated other comprehensive income and retained earnings was as follows:

	June 30,	December 31,
	2009	2008
Beginning balance	$-	$173
Unrealized gains (losses) on available-for-sale investments	18	(203)
Future tax effect on unrealized gains (losses)	(3)	30
Total accumulated other comprehensive income	15	-
Retained earnings	5,747	11,920
Ending balance	$5,762	$11,920

Stock options and warrants

There were no stock options granted during the six months ended June 30, 2009.  During the six months ended June 30, 2008, the Company granted 125,000 stock options valued at approximately $250,000.  The Company uses the fair value based method of accounting for all stock-based compensation awards using the Black-Scholes Option Pricing Model.

The Company recognized stock-based compensation expense of approximately $385,000 and $720,000 for the six months ended June 30, 2009 and 2008, respectively, which is recorded in general and administrative expenses.

During the six months ended June 30, 2008, the Company received proceeds from the exercise of 3,500 stock options totalling $14,000.

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

June 30, 2009

10

Acquisition of McWatters Mining, Inc.

On April 9, 2009, the Company acquired all of the outstanding common shares of McWatters Mining, Inc. (“McWatters”) representing a 45% voting interest. A class of voting preferred shares created under a Plan of Arrangement and issued to all former common shareholders of McWatters is entitled to 55% of the votes and an amount not exceeding CA$1.0 million of cumulative dividends and redemption amounts.  All income in excess of CA$1.0 million will accrue to the common shares, all of which are owned by IRC.  The value of the future cash payments of $708,000 has been recorded in other liabilities in the consolidated balance sheet using a discount rate of 12%.  The Company has accounted for this transaction as a purchase of assets.

McWatters was reorganized effective on June 2, 2008, and pursuant to a proposal with its creditors, substantially all of its unsecured creditor claims were acquired by CFT Capital, Inc. (“CFT”), the balance of such claims have been settled.  At the date of acquisition, McWatters had remaining liabilities of CA$7.3 million which will be payable out of 6.0% of available taxable income of McWatters.  The value of the estimated future cash payments of $3.3 million has been recorded in other liabilities in the consolidated balance sheet using a discount rate of 12%.

The following is a summary of the other liabilities recorded in connection with the McWatters transaction:

	June 30,	April 9, 2009
	2009	(date of closing)
Due to Class A Preferred Shareholders – current portion	$149	$142
Due to Class A Preferred Shareholders	559	547
Due to CFT	3,344	3,257
Ending balance	$4,052	$3,946

McWatters has approximately CA$140.0 million of available resource deductions and net operating loss carryforwards (Note 8).

The following is a summary of the McWatters transaction costs recorded as other expense as of June 30, 2009:

June 30,
2009
Deferred acquisition costs	$2,213
Net retained deficit acquired	548
Net present value of amounts due to Class A Preferred Shareholders	690
Net present value of amounts due to CFT	3,257
Ending balance	$6,708

For financial statements purposes, IRC has consolidated the balance sheet and results of operations of McWatters from the date of acquisition in its consolidated financial statements.

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

June 30, 2009

11

Financial Instruments

Interest expense

Details of interest expense were as follows:

Details of interest expense were as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
Accretion of debenture discount and financing charges	$305	$271	$607	$538
Cash interest expense	367	408	744	821
Commitment and standby fees	99	102	195	205
Accretion of liabilities	106	-	106	-

	$877	$781	$1,652	$1,564

12

Subsequent events

Bought Deal Financing

On July 15, 2009, the Company closed an offering of 14,100,000 common shares (the "Common Shares") of IRC at a price of CA$3.55 per Common Share for total gross proceeds of CA$50,055,000. The Company also granted to the underwriters an over-allotment option of up to 2,115,000 Common Shares which were fully subscribed on July 24, 2009 at a price of CA$3.55 per share for gross proceeds of CA$7,508,250.  Closing of the option brings total gross proceeds from the offering to CA$57,563,250, and net proceeds to approximately CA$54.1 million.  IRC’s total common shares outstanding after the issue are 94,695,356 shares.